Exhibit 99.1

CIS Acquisition Ltd. Announces Corporate Name Change to Delta Technology Holdings Ltd

Jiangsu, China, October 29, 2014 -- CIS Acquisition Ltd. (NASDAQ:CISAW) announced that effective October 8, 2014, the Company changed its name to Delta Technology Holdings Limited (“Delta” or “the Company”).

Chairman and CEO, Mr. Xin Chao, stated, “The recent completion of our business transaction with CIS Acquisition Ltd. was a milestone event for Delta in becoming a U.S. listed public company. We are pleased to officially change our corporate name to accurately reflect our core belief in technology as a differentiating factor in the specialty chemical markets that Delta services. We plan to continue building upon our market leading position while also seeking technology breakthroughs that designed to further strengthen our competitiveness and global brand recognition.”

About Delta Technology Holdings Ltd.

Founded in 2007, Delta is a leading China-based fine and specialty chemical company producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of the Company's products include Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, Ceramics, Coating-Printing, Clean Energy and Food Additives. Delta has approximately 300 employees, 25% of whom are highly-qualified experts and technical personnel. The company serves more than 380 clients in various industries.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in CIS's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by CIS.

CONTACT INFORMATION

Delta Technology Holdings Ltd.

Richard Yan, Chief Financial Officer

Phone: +86 511-8673-3102 (China)

Email: richard@krcprc.com.cn

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Associate

+86 10-6587-6435

kyao@equityny.com

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com